



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **RSR DEVELOPMENT CORP.**, did on April 18, 2011, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on April 18, 2011.

ROSS MILLER
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20110418-0065
You may verify this certificate online at **http://www.nvsos.gov/**


040101



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
Ross Miller	**20110284933-33**
Ross Miller	Filing Date and Time
Secretary of State	**04/18/2011 6:28 AM**
State of Nevada	Entity Number
	E0219142011-6

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT
ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	RSR DEVELOPMENT CORP.

2. Registered Agent for Service of Process: (check only one box)	[X] Commercial Registered Agent: NEVADA MANAGEMENT TEAM LTD
	Name
	[ ] Noncommercial Registered Agent (name and address below) **OR** [ ] Office or Position with Entity (name and address below)
	Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity
	_____ Nevada _____
	Street Address / City / Zip Code
	_____ Nevada _____
	Mailing Address (if different from street address) / City / Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 100000000	Par value per share: $ 0.001	Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) RUDOLPH SOUTHWELL			
	Name			
	175 HUGUENOT STREET	NEW ROCHELLE	NY	10801
	Street Address	City	State	Zip Code
	2)			
	Name			
	Street Address	City	State	Zip Code

5. Purpose: (optional; see instructions)	The purpose of the corporation shall be:

6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	TODD LEWIS I-SEE ATTACHED	**X** TODD LEWIS I PPC CONSULTANTS
	Name	Incorporator Signature
	14 BOND STREET, SUITE 300	GREAT NECK	NY	11021
	Address	City	State	Zip Code

7. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.*
	X NEVADA MANAGEMENT TEAM LTD	4/18/2011
	Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity	Date

This form must be accompanied by appropriate fees.

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)
CONTINUED
Includes data that is too long to fit in the fields on the NRS 78 Form and all additional director/trustees and incorporators

ENTITY NAME:	**RSR DEVELOPMENT CORP.**

FOREIGN NAME TRANSLATION:	**Not Applicable**

PURPOSE:	**Not Applicable**

REGISTERED AGENT NAME:	**NEVADA MANAGEMENT TEAM LTD**
STREET ADDRESS:	**Not Applicable**
MAILING ADDRESS:	**Not Applicable**

ADDITIONAL	Incorporators
Name: TODD LEWIS | PPC CONSULTANTS	
Address: 14 BOND STREET, SUITE 300	
City: GREAT NECK	
State: NY	
Zip Code: 11021	